GRAUBARD MILLER

405 LEXINGTON AVENUE

NEW YORK, NEW YORK 10174

FACSIMILE: (212) 818-8881	DIRECT DIAL: (212) 818-8638

September 27, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rhapsody Acquisition Corp.

  Amendment No. 2 to Registration Statement on Form S-1

  Filed August 28, 2006

  File No. 333-1345694

Dear Mr. Reynolds:

On behalf of Rhapsody Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 25, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to H. Yuna Peng.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 3 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.

We note your response to comment three from our letter of August 15, 2006 and we reissue in part the prior comment. We continue to note the disclosure on page 37 that, “We therefore believe that any necessary provision for creditors will be minimal and will not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders.” Please reconcile this statement with the

Mr. John Reynolds

September 27, 2006

disclosure on pages 11-12 that: “Although we will seek to have all vendors and service providers…execute agreements with us waiving any right…of any kind in or to any monies held in the trust account…there is no guarantee that they will execute such agreements;” (ii) “[n]or is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the trust account;” and (iii) “we cannot assure you that he will be able to satisfy those obligations if he is required to do so.” It appears that the company cannot predict with certainty: (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of the officer to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Please revise the disclosure to reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.

We have revised the disclosure in the Registration Statement as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Eric S. Rosenfeld

David M. Nussbaum

Steven Levine

Robert J. Mittman, Esq.